UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  -------------

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)


                                  iVillage Inc.
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)

                                    46588H105
                                 (CUSIP Number)


                                  Eve B. Burton
                             The Hearst Corporation
                                959 Eighth Avenue
                            New York, New York 10019
                                 (212) 649-2045

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                    Copy to:

                            Kathleen L. Werner, Esq.
                             Clifford Chance US LLP
                               31 West 52nd Street
                            New York, New York 10019
                                 (212) 878-8000


                                  March 3, 2006
             (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 10 Pages)

---------------------------------             ----------------------------------
CUSIP No. 46588H105                  13D              Page   2   of   10   Pages
                                                           -----    ------
---------------------------------             ----------------------------------
============ ===================================================================
    1.       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             HEARST COMMUNICATIONS, INC.
------------ -------------------------------------------------------------------
    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)|_|
                                                                          (b)|_|
------------ -------------------------------------------------------------------
    3.       SEC USE ONLY


------------ -------------------------------------------------------------------
    4.       SOURCES OF FUNDS N/A

------------ -------------------------------------------------------------------
    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                             |_|
------------ -------------------------------------------------------------------
    6.       CITIZENSHIP OR PLACE OF ORGANIZATION
             DELAWARE
------------------------- ------- ----------------------------------------------
                            7.    SOLE VOTING POWER

       NUMBER OF
         SHARES
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH

                          ------- ----------------------------------------------
                            8.    SHARED VOTING POWER 18,184,653

                          ------- ----------------------------------------------
                            9.    SOLE DISPOSITIVE POWER


                          ------- ----------------------------------------------
                           10.    SHARED DISPOSITIVE POWER 18,184,653

------------ -------------------------------------------------------------------
    11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             18,184,653

------------ -------------------------------------------------------------------
    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                             |_|
------------ -------------------------------------------------------------------
    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.1%

------------ -------------------------------------------------------------------
    14.      TYPE OF REPORTING PERSON
             CO
============ ===================================================================

---------------------------------                -------------------------------
CUSIP No. 46588H105                    13D           Page   3   of   10   Pages
                                                          -----    ------
---------------------------------                -------------------------------
============ ===================================================================
    1.       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             HEARST MAGAZINES PROPERTY, INC.
------------ -------------------------------------------------------------------
    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)|_|
                                                                          (b)|_|
------------ -------------------------------------------------------------------
    3.       SEC USE ONLY


------------ -------------------------------------------------------------------
    4.       SOURCES OF FUNDS N/A

------------ -------------------------------------------------------------------
    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                             |_|
------------ -------------------------------------------------------------------
    6.       CITIZENSHIP OR PLACE OF ORGANIZATION
             NEVADA
------------------------- ------- ----------------------------------------------
                            7.    SOLE VOTING POWER

       NUMBER OF
         SHARES
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                          ------- ----------------------------------------------
                            8.    SHARED VOTING POWER 18,184,653

                          ------- ----------------------------------------------
                            9.    SOLE DISPOSITIVE POWER


                          ------- ----------------------------------------------
                           10.    SHARED DISPOSITIVE POWER 18,184,653

------------ -------------------------------------------------------------------
    11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             18,184,653

------------ -------------------------------------------------------------------
    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                             |_|
------------ -------------------------------------------------------------------
    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.1%

------------ -------------------------------------------------------------------
    14.      TYPE OF REPORTING PERSON
             CO
============ ===================================================================

---------------------------------                -------------------------------
CUSIP No. 46588H105                   13D             Page   4   of   10   Pages
                                                           -----    ------
---------------------------------                -------------------------------
============ ===================================================================
    1.       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) COMMUNICATIONS DATA SERVICES, INC.
------------ -------------------------------------------------------------------
    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)|_|
                                                                          (b)|_|
------------ -------------------------------------------------------------------
    3.       SEC USE ONLY


------------ -------------------------------------------------------------------
    4.       SOURCES OF FUNDS N/A

------------ -------------------------------------------------------------------
    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                             |_|
------------ -------------------------------------------------------------------
    6.       CITIZENSHIP OR PLACE OF ORGANIZATION
             IOWA
------------------------- ------- ----------------------------------------------
                            7.    SOLE VOTING POWER

       NUMBER OF
         UNITS
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                          ------- ----------------------------------------------
                            8.    SHARED VOTING POWER 18,184,653

                          ------- ----------------------------------------------
                            9.    SOLE DISPOSITIVE POWER


                          ------- ----------------------------------------------
                           10.    SHARED DISPOSITIVE POWER 18,184,653

------------ -------------------------------------------------------------------
    11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             18,184,653

------------ -------------------------------------------------------------------
    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                             |_|
------------ -------------------------------------------------------------------
    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.1%

------------ -------------------------------------------------------------------
    14.      TYPE OF REPORTING PERSON
             CO
============ ===================================================================

---------------------------------                -------------------------------
CUSIP No. 46588H105                    13D            Page   5   of   10   Pages
                                                           -----    ------
---------------------------------                -------------------------------
============ ===================================================================
    1.       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
             HEARST HOLDINGS, INC.
------------ -------------------------------------------------------------------
    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)|_|
                                                                          (b)|_|
------------ -------------------------------------------------------------------
    3.       SEC USE ONLY


------------ -------------------------------------------------------------------
    4.       SOURCES OF FUNDS N/A

------------ -------------------------------------------------------------------
    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                             |_|
------------ -------------------------------------------------------------------
    6.       CITIZENSHIP OR PLACE OF ORGANIZATION
             DELAWARE
------------------------- ------- ----------------------------------------------
                            7.    SOLE VOTING POWER


       NUMBER OF
         UNITS
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                          ------- ----------------------------------------------
                            8.    SHARED VOTING POWER 18,184,653

                          ------- ----------------------------------------------
                            9.    SOLE DISPOSITIVE POWER


                          ------- ----------------------------------------------
                           10.    SHARED DISPOSITIVE POWER 18,184,653

------------ -------------------------------------------------------------------
    11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             18,184,653

------------ -------------------------------------------------------------------
    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                             |_|
------------ -------------------------------------------------------------------
    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.1%

------------ -------------------------------------------------------------------
    14.      TYPE OF REPORTING PERSON
             CO
============ ===================================================================

---------------------------------                -------------------------------
CUSIP No. 46588H105                    13D            Page   6   of   10   Pages
                                                           -----    ------
---------------------------------                -------------------------------
============ ===================================================================
    1.       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
             THE HEARST CORPORATION
------------ -------------------------------------------------------------------
    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)|_|
                                                                          (b)|_|
------------ -------------------------------------------------------------------
    3.       SEC USE ONLY


------------ -------------------------------------------------------------------
    4.       SOURCES OF FUNDS N/A

------------ -------------------------------------------------------------------
    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                             |_|
------------ -------------------------------------------------------------------
    6.       CITIZENSHIP OR PLACE OF ORGANIZATION
             DELAWARE
------------------------- ------- ----------------------------------------------
                            7.    SOLE VOTING POWER


       NUMBER OF
         UNITS
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                          ------- ----------------------------------------------
                            8.    SHARED VOTING POWER 18,184,653

                          ------- ----------------------------------------------
                            9.    SOLE DISPOSITIVE POWER


                          ------- ----------------------------------------------
                           10.    SHARED DISPOSITIVE POWER 18,184,653

------------ -------------------------------------------------------------------
    11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             18,184,653

------------ -------------------------------------------------------------------
    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                             |_|
------------ -------------------------------------------------------------------
    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.1%

------------ -------------------------------------------------------------------
    14.      TYPE OF REPORTING PERSON
             CO
============ ===================================================================

---------------------------------                -------------------------------
CUSIP No. 46588H105                   13D             Page   7   of   10   Pages
                                                           -----    ------
---------------------------------                -------------------------------
============ ===================================================================
    1.       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
             THE HEARST FAMILY TRUST
------------ -------------------------------------------------------------------
    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)|_|
                                                                          (b)|_|
------------ -------------------------------------------------------------------
    3.       SEC USE ONLY


------------ -------------------------------------------------------------------
    4.       SOURCES OF FUNDS N/A

------------ -------------------------------------------------------------------
    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                             |_|
------------ -------------------------------------------------------------------
    6.       CITIZENSHIP OR PLACE OF ORGANIZATION
             CALIFORNIA
------------------------- ------- ----------------------------------------------
                             7.   SOLE VOTING POWER


       NUMBER OF
         UNITS
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                          ------- ----------------------------------------------
                            8.    SHARED VOTING POWER 18,184,653

                          ------- ----------------------------------------------
                            9.    SOLE DISPOSITIVE POWER


                          ------- ----------------------------------------------
                           10.    SHARED DISPOSITIVE POWER 18,184,653

------------ -------------------------------------------------------------------
    11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             18,184,653

------------ -------------------------------------------------------------------
    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                             |_|
------------ -------------------------------------------------------------------
    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.1%

------------ -------------------------------------------------------------------
    14.      TYPE OF REPORTING PERSON OO (testamentary trust)
============ ===================================================================

                                  SCHEDULE 13D

Item 1. Security and Issuer

     This Amendment No. 5 which relates to the shares of common stock, $0.01 par value per share (the "Common Stock"), of iVillage Inc., a Delaware corporation (the "Issuer"), supplements and amends the Statement on Schedule 13D originally filed with the Securities and Exchange Commission on February 15, 2001 (the
"Statement"), as amended by Amendment No. 1 filed on February 28, 2001, Amendment No. 2 filed on June 21, 2001, Amendment No. 3 filed on June 22, 2001 and Amendment No. 4 filed on January 16, 2004. The Issuer's principal executive offices are located at 500-512 Seventh Avenue, New York, New York 10018.

Item 2. Identity and Background

     (a) - (c) This Amendment No. 5 is being filed jointly by Hearst Communications, Inc., a Delaware corporation ("Hearst Communications"), Hearst Magazines Property, Inc., a Nevada corporation ("Hearst Magazines"), Communications Data Services, Inc., an Iowa corporation ("CDS"), Hearst
Holdings, Inc., a Delaware corporation ("Hearst Holdings"), The Hearst Corporation, a Delaware corporation ("Hearst"), and The Hearst Family Trust, a testamentary trust (the "Trust" and together with Hearst Communications, Hearst Magazines, CDS, Hearst Holdings and Hearst, the "Reporting Persons").

     Hearst, together with its various subsidiaries, is one of the world's largest diversified communications companies, with interests in newspaper, magazine, television and radio broadcasting, cable network programming, newspaper features distribution, television production and distribution, and new media activities. All of Hearst's issued and outstanding common stock is owned by the Trust. The location of Hearst's principal offices is 959 Eighth Avenue, New York, New York 10019. The location of the Office of the Trust is 888 Seventh Avenue, New York, New York 10106.

     Hearst Holdings is a Delaware corporation and a wholly-owned subsidiary of Hearst. The principal executive offices of Hearst Holdings are located at 959 Eighth Avenue, New York, New York 10019.

     CDS is an Iowa corporation and a wholly-owned subsidiary of Hearst Holdings. The principal executive offices of CDS are located at 1901 Bell Avenue, Des Moines, Iowa 50315.

     Hearst Magazines is a Nevada corporation and a wholly-owned subsidiary of CDS. The principal executive offices of Hearst Magazines are located at 2 Sound View Drive, Greenwich, Connecticut 06830.

     Hearst Communications is a Delaware corporation and a subsidiary of Hearst Magazines and Hearst Holdings. The principal executive offices of Hearst Communications are located at 959 Eighth Avenue, New York, NY 10019.

     Schedule I hereto sets forth the name, business address, present principal occupation or employment of each of the directors and executive officers of Hearst, Hearst Holdings, CDS, Hearst Magazines, Hearst Communications and the trustees of the Trust and the name, principal business and address of any corporation or other organization in which such employment is conducted.

     (d) - (e) During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed on
Schedule I hereto: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Schedule I hereto sets forth the citizenship of each of the directors and executive officers of Hearst, Hearst Holdings, CDS, Hearst Magazines, Hearst Communications and the trustees of the Trust.

Item 4. Purpose of Transaction

     Item 4 of this Statement is hereby amended and restated as follows:

     Contemporaneously with the execution of an Agreement and Plan of Merger, dated as of March 3, 2006 (the "Merger Agreement"), by and among the Issuer, NBC Universal, Inc. and iVillage Acquisition Corp., relating to the transaction by which iVillage Acquisition Corp. will merge with and into the Issuer, with the Issuer continuing as the surviving corporation and a wholly-owned subsidiary of NBC Universal, Inc. (the "Merger"), NBC Universal, Inc. and Hearst Communications entered into a Voting Agreement, dated as of March 3, 2006 (the "Voting Agreement"). A copy of the Voting Agreement is attached hereto as Exhibit A. The description of the Voting Agreement in this Item 4 is qualified in its entirety by reference to Exhibit A.

     Pursuant to the Voting Agreement, Hearst Communications has agreed that it will:

     o from the date of the Voting Agreement until any termination of the Voting Agreement, at any meeting of the stockholders of the Issuer (or any action by written consent in lieu of a meeting) or any adjournment thereof, vote all of the shares owned by Hearst Communications (or cause them to be voted) or execute written consents in respect thereof, as appropriate, (i) in favor of the adoption of the Merger Agreement and the approval of the transactions contemplated thereby,
          (ii) against any action or agreement that would result in a breach of any representation, warranty, covenant, agreement or other obligation of the Issuer in the Merger Agreement, (iii) against any merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Issuer or any other proposed acquisition and (iv) against any agreement, amendment of the Issuer's charter documents or other action that is intended or could reasonably be expected to prevent, impede, interfere with, delay, postpone or discourage the consummation of the Merger;

     o appoint NBC Universal, Inc. and NBC Universal, Inc.'s designees, and each of them individually, as Hearst Communications' proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of Hearst Communications to vote all shares owned by Hearst Communications (at any meeting of stockholders of the Issuer or any adjournment thereof), or to execute one or more written consents in respect of such shares owned by Hearst Communications, for the purpose of complying with the provisions set forth in the above bullet;

     o not (i) sell, transfer (including by operation of law), give, pledge, encumber, assign or otherwise dispose of (collectively, "Transfer"), or enter into any contract, option or other arrangement (including any profit sharing arrangement) or understanding with respect to the Transfer of, any shares owned by Hearst Communications (or any interest therein), (ii) deposit any shares owned by Hearst Communications into a voting trust or grant any proxies or enter into a voting agreement, power of attorney or voting trust with respect to any shares owned by Hearst Communications, (iii) commit to do any of the foregoing or (iv) take any action that would make any representation or warranty of Hearst Communications set forth in the Voting Agreement untrue or incorrect in any material respect or have the effect of preventing, disabling or delaying Hearst Communications from performing any of its obligations under the Voting Agreement;

     o cause its subsidiaries and its subsidiaries' respective directors, officers, employees, investment bankers, financial advisors, attorneys, accountants, agents and other representatives (collectively, "Stockholder Representatives") to, immediately cease any existing discussions or negotiations, if any, with any person that may be ongoing with respect to any other proposed acquisition;

     o except as permitted under the Voting Agreement, not authorize or permit any Stockholder Representative to, directly or indirectly, (i) solicit, initiate or knowingly facilitate or encourage any other proposed acquisition or any proposal that is reasonably likely to lead to any other proposed acquisition, (ii) furnish or disclose to any person non-public information with respect to or in furtherance of any other proposed acquisition, (iii) negotiate or engage in discussions with any person with respect to or in furtherance of any other proposed acquisition or (iv) enter into any agreement (whether or not binding) or agreement in principle with respect to any other proposed acquisition; and

     o waive its rights to terminate the Website Services Agreement, entered into as of July 1, 2004, by and between the Issuer and Hearst Communications (the "Website Services Agreement"), and agreed that the Website Services Agreement would automatically terminate six months following the effective date of the Merger.

     The Voting Agreement will terminate upon the earlier of (a) the termination of the Merger Agreement in accordance with its terms and (b) the effective time of the Merger.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     Item 6 of the Statement is hereby amended to add the following:

     Except for the Voting Agreement described above in response to Item 4 of this Statement, which is attached hereto as Exhibit A, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies that have not previously been reported on this Schedule.

Item 7. Material to be Filed as Exhibits.

     Item 7 of the Statement is hereby amended to add the following exhibit:

Exhibit A.  Voting  Agreement,  dated as of March 3, 2006,  by and  between  NBC
            Universal, Inc. and Hearst Communications.

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   March 7, 2006


                                              HEARST COMMUNICATIONS, INC.



                                              By: /s/ James M. Asher
                                                  ------------------------------
                                                  Name: James M. Asher
                                                  Title: Senior Vice President

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   March 7, 2006


                                              HEARST MAGAZINES PROPERTY, INC.



                                              By: /s/ James M. Asher
                                                  ------------------------------
                                                  Name: James M. Asher
                                                  Title: Vice President

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   March 7, 2006


                                              COMMUNICATIONS DATA SERVICES, INC.



                                              By: /s/ James M. Asher
                                                  ------------------------------
                                                  Name: James M. Asher
                                                  Title: Vice President

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   March 7, 2006


                                              HEARST HOLDINGS, INC.



                                              By: /s/ James M. Asher
                                                  ------------------------------
                                                  Name: James M. Asher
                                                  Title: Senior Vice President

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   March 7, 2006


                                              THE HEARST CORPORATION


                                              By: /s/ James M. Asher
                                                  ------------------------------
                                                  Name: James M. Asher
                                                  Title: Senior Vice President

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   March 7, 2006


                                              THE HEARST FAMILY TRUST



                                              By: /s/ Frank A. Bennack, Jr.
                                                  ------------------------------
                                                  Name: Frank A. Bennack, Jr.
                                                  Title: Trustee

                                   SCHEDULE I


     Set forth below is the name and the present principal occupation or employment of each director and executive officer of Hearst Communications, Hearst Magazines, CDS, Hearst Holdings and Hearst. Trustees of the Trust are identified by an asterisk. Unless otherwise indicated, each person identified below is employed by Hearst Communications, an indirect, wholly-owned subsidiary of Hearst, and may perform services for Hearst or one of its other wholly-owned subsidiaries. The principal business address of Hearst, Hearst Communications and Hearst Holdings, and unless otherwise indicated, each person identified below, is 959 Eighth Avenue, New York, New York 10019. The address of the Office of the Trust is 888 Seventh Avenue, New York, New York 10106. The principal executive offices of CDS are located at 1901 Bell Avenue, Des Moines, Iowa 50315. The principal executive offices of Hearst Magazines are located at 2 Sound View Drive, Greenwich, Connecticut 06830. Unless otherwise indicated, all persons identified below are United States citizens.



                                           PRESENT OFFICE/PRINCIPAL
NAME                                       OCCUPATION OR EMPLOYMENT
------------------------------------------ -------------------------------------
Hearst Communications
----------------------
George R. Hearst, Jr.*                     Chairman of the Board, Director

Frank A. Bennack,  Jr.* (2)                Vice Chairman of the Board,
                                           Chairman of Executive Committee,
                                           Director

Victor F. Ganzi*                           President, Chief Executive Officer,
                                           Director

James M. Asher                             Senior Vice President, Chief Legal
                                           and Development Officer, Director

Anissa B. Balson*                          Director

David J. Barrett (1)                       Director; President and Chief
                                           Executive Officer: Hearst-Argyle
                                           Television, Inc.

Cathleen P. Black                          Senior Vice President, Director;
                                           President: Hearst Magazines
                                           Division

Catherine A. Bostron                       Secretary

Eve B. Burton                              Vice President, General Counsel

John G. Conomikes* (2)                     Director

Richard E. Deems* (2)                      Director

Steven DeLorenzo                           Vice President

Ronald J. Doerfler                         Senior Vice President, Chief
                                           Financial Officer, Treasurer,
                                           Director

Alfredo Gatto                              Vice President; Vice President and
                                           General Manager, Hearst Service
                                           Center Division

George J. Green                            Vice President; President: Hearst
                                           Magazines International Division

Mark Hasson                                Vice President-Finance

Austin Hearst (1)                          Director; Vice President: Hearst
                                           Entertainment Distribution
                                           Division, Hearst Entertainment, Inc.

John R. Hearst, Jr.*                       Director

Stephen T. Hearst (3)                      Director; Vice President: San
                                           Francisco Realties Division, The
                                           Hearst Corporation; Vice
                                           President, San Simeon Ranch
                                           Division, Hearst Holdings, Inc.

William R. Hearst, III* (4)                Director; Partner: Kleiner, Perkins,
                                           Caufield & Byers

George B. Irish                            Senior Vice President, Director;
                                           President: Hearst Newspapers
                                           Division

Harvey L. Lipton* (2)                      Director

Richard P. Malloch                         Vice President; President:
                                           Hearst Business Media Group
                                           Administrative Division

Gilbert C. Maurer* (2)                     Director

Mark F. Miller* (2)                        Director

Bruce L. Paisner                           Vice President; Executive Vice
                                           President: Hearst Entertainment and
                                           Syndication Group Administrative
                                           Division

Raymond J. Petersen*                       Director; Executive Vice President:
                                           Hearst Magazines Division

Dionysios Psyhogios                        Vice President-Taxes

Virginia Hearst Randt*                     Director

Debra Shriver                              Vice President



Hearst Magazines
-----------------

George J. Green                            President, Treasurer, Director;
                                           President: Hearst Magazines
                                           International Division, Hearst
                                           Communications, Inc.

James M. Asher                             Vice President

Catherine A. Bostron                       Secretary

Ronald J. Doerfler                         Vice President

John A. Rohan, Jr.                         Vice President, Director;
                                           Vice President, Hearst
                                           Magazines Division, Hearst
                                           Communications, Inc.



CDS
----

Christopher L. Holt (5)                    President, Director

Kenneth J. Barloon (5)                     Senior Vice President, Chief
                                           Financial Officer

Timothy A. Plimmer (5)                     Senior Vice President

James M. Asher                             Vice President

Cathleen P. Black                          Director; President: Hearst
                                           Magazines Division, Hearst
                                           Communications, Inc.

Catherine A. Bostron                       Secretary

Timothy M. Day (5)                         Vice President

Ronald J. Doerfler                         Vice President

Nancy A. Gessmann (5)                      Vice President

Marc Haskelson (5)                         Vice President

John P. Loughlin                           Vice  President, Director;
                                           Executive Vice President and
                                           General Manager, Hearst Magazines
                                           Division, Hearst Communications, Inc.

Dennis Luther (5)                          Vice President - Director of
                                           Marketing

Paul McCarthy (5)                          Vice President - Director of
                                           Information Services

Lynn Reinicke (5)                          Vice President - Director of Business
                                           Development

John A. Rohan, Jr.                         Treasurer, Director;
                                           Vice President, Hearst Magazines
                                           Division, Hearst Communications, Inc.

Hearst Holdings
---------------

George R. Hearst, Jr.*                       Chairman of the Board, Director

Frank A. Bennack, Jr.* (2)                   Vice  Chairman of the  Board,
                                             Chairman of Executive Committee,
                                             Director

Victor F. Ganzi*                             President, Chief Executive Officer,
                                             Director

James M. Asher                               Senior Vice President, Chief Legal
                                             and Development Officer, Director

Anissa B. Balson*                            Director

David J. Barrett (1)                         Director; President and Chief
                                             Executive Officer: Hearst-Argyle
                                             Television, Inc.

Cathleen P. Black                            Senior Vice President,
                                             Director;  President: Hearst
                                             Magazines Division, Hearst
                                             Communications, Inc.

Catherine A. Bostron                         Secretary

Eve B. Burton                                Vice President, General Counsel

John G. Conomikes* (2)                       Director

Richard E. Deems* (2)                        Director

Steven DeLorenzo                             Vice President

Ronald J. Doerfler                           Senior Vice President, Chief
                                             Financial Officer, Treasurer,
                                             Director

Alfredo Gatto                                Vice President; Vice President and
                                             General Manager, Hearst Service
                                             Center Division, Hearst
                                             Communications, Inc.

George J. Green                              Vice President; President: Hearst
                                             Magazines International Division,
                                             Hearst Communications, Inc.

Mark Hasson                                  Vice President-Finance

Austin Hearst (1)                            Director; Vice President:
                                             Hearst Entertainment
                                             Distribution Division, Hearst
                                             Entertainment, Inc.

John R. Hearst, Jr.*                         Director

Stephen T. Hearst (3)                        Director; Vice President: San
                                             Francisco Realties Division,
                                             The Hearst Corporation; Vice
                                             President, San Simeon Ranch
                                             Division, Hearst Holdings, Inc.

William R. Hearst, III* (4)                  Director; Partner: Kleiner,
                                             Perkins, Caufield & Byers

George B. Irish                              Senior Vice President,
                                             Director; President: Hearst
                                             Newspapers Division, Hearst
                                             Communications, Inc.

Harvey L. Lipton* (2)                        Director

Richard P. Malloch                           Vice President; President:
                                             Hearst Business Media Group
                                             Administrative Division, Hearst
                                             Communications, Inc.

Gilbert C. Maurer* (2)                       Director

Mark F. Miller* (2)                          Director

Bruce L. Paisner                             Vice President; Executive Vice
                                             President:  Hearst Entertainment
                                             and Syndication Group
                                             Administrative Division, Hearst
                                             Communications, Inc.

Raymond J. Petersen*                         Director; Executive Vice
                                             President: Hearst Magazines
                                             Division, Hearst Communications,
                                             Inc.

Dionysios Psyhogios                          Vice President-Taxes

Virginia Hearst Randt*                       Director

Debra Shriver                                Vice President


Hearst
-------

George R. Hearst, Jr.*                       Chairman of the Board, Director

Frank A. Bennack, Jr.* (2)                   Vice Chairman of the Board,
                                             Chairman of Executive Committee,
                                             Director

Victor F. Ganzi*                             President, Chief Executive Officer,
                                             Director

James M. Asher                               Senior Vice President, Chief Legal
                                             and Development Officer, Director

Anissa B. Balson*                            Director

David J. Barrett (1)                         Director; President and Chief
                                             Executive  Officer: Hearst-Argyle
                                             Television, Inc.

Cathleen P. Black                            Senior Vice President,
                                             Director; President: Hearst
                                             Magazines Division, Hearst
                                             Communications, Inc.

Catherine A. Bostron                         Secretary

Eve B. Burton                                Vice President, General Counsel

John G. Conomikes* (2)                       Director

Richard E. Deems* (2)                        Director

Steven DeLorenzo                             Vice President

Ronald J. Doerfler                           Senior Vice President, Chief
                                             Financial Officer, Treasurer,
                                             Director

Alfredo Gatto                                Vice President; Vice President
                                             and General Manager, Hearst
                                             Service Center Division, Hearst
                                             Communications, Inc.

George J. Green                              Vice President; President: Hearst
                                             Magazines International Division,
                                             Hearst Communications, Inc.

Mark Hasson                                  Vice President-Finance

Austin Hearst (1)                            Director; Vice President:
                                             Hearst Entertainment Distribution
                                             Division, Hearst Entertainment,
                                             Inc.

John R. Hearst, Jr.*                         Director

Stephen T. Hearst (3)                        Director; Vice President: San
                                             Francisco Realties Division,
                                             The Hearst Corporation; Vice
                                             President, San Simeon Ranch
                                             Division, Hearst Holdings, Inc.

William R. Hearst, III* (4)                  Director; Partner: Kleiner,
                                             Perkins, Caufield & Byers

George B. Irish                              Senior Vice President,
                                             Director; President: Hearst
                                             Newspapers Division, Hearst
                                             Communications, Inc.

Harvey L. Lipton* (2)                        Director

Richard P. Malloch                           Vice President; President:
                                             Hearst Business Media Group
                                             Administrative Division, Hearst
                                             Communications, Inc.

Gilbert C. Maurer* (2)                       Director

Mark F. Miller* (2)                          Director

Bruce L. Paisner                             Vice President; Executive Vice
                                             President: Hearst Entertainment
                                             and Syndication Group
                                             Administrative Division, Hearst
                                             Communications, Inc.

Raymond J. Petersen*                         Director; Executive Vice
                                             President: Hearst Magazines
                                             Division, Hearst Communications,
                                             Inc.

Dionysios Psyhogios                          Vice President-Taxes

Virginia Hearst Randt*                       Director

Debra Shriver                                Vice President


----------------------------------
(1)    888 Seventh Avenue New York, NY 10106

(2)    Self-employed, non-employed or retired.

(3)    5 Third Street Suite 200
       San Francisco, CA 94103

(4)    765 Market Street, #34D San Francisco, CA 94103

(5)    Employed by CDS. 1901 Bell Avenue Des Moines, IA 50315

                                                                       EXHIBIT A


                                VOTING AGREEMENT


     This VOTING AGREEMENT (this "Agreement"), dated as of March 3, 2006, by and among NBC Universal, Inc., a Delaware corporation ("Parent"), and Hearst Communications, Inc. (the "Stockholder").

     WHEREAS, concurrently with the execution of this Agreement, iVillage Inc., a Delaware corporation (the "Company"), Parent and iVillage Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent ("Merger Sub"), are entering into an Agreement and Plan of Merger of even date herewith (as the same may be amended or supplemented, the "Merger Agreement"; capitalized terms used but not defined in this Agreement have the meanings ascribed thereto in the Merger Agreement);

     WHEREAS, as of the date hereof, the Stockholder is the record and beneficial owner of the number of shares of Company Common Stock set forth opposite the Stockholder's name on Schedule A hereto (such shares, together with any other shares of Company Common Stock acquired by the Stockholder after the date hereof, being collectively referred to herein as the "Stockholder Shares"); and

     WHEREAS, as a condition to their willingness to enter into the Merger Agreement, Parent and Merger Sub have required that the Stockholder enter into this Agreement and, in order to induce Parent and Merger Sub to enter into the Merger Agreement, the Stockholder is willing to enter into this Agreement.

     NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, the parties hereto, intending to be legally bound hereby, agree as follows:

     1. Agreements of Stockholder.

          (a) Voting. From the date hereof until any termination of this Agreement in accordance with its terms, at any meeting of the stockholders of the Company however called (or any action by written consent in lieu of a meeting) or any adjournment thereof, the Stockholder shall vote all Stockholder Shares owned by the Stockholder (or cause them to be voted) or (as appropriate) execute written consents in respect thereof, (i) in favor of the adoption of the Merger Agreement and the approval of the transactions contemplated thereby, (ii) against any action or agreement that would result in a breach of any representation, warranty, covenant, agreement or other obligation of the Company in the Merger Agreement, (iii) against any merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company or any other Acquisition Proposal and (iv) against any agreement, amendment of the Company Charter Documents or other action that is intended or could reasonably be expected to prevent, impede, interfere with, delay, postpone or discourage the consummation of the Merger. Any such vote shall be cast (or consent shall be given) by the Stockholder in accordance with such procedures relating thereto so as to ensure that it is duly counted, including for purposes of determining that a quorum is present and for purposes of recording the results of such vote (or consent).

          (b)   Grant   of   Limited    Irrevocable   Proxy;    Appointment   of
     Attorney-in-Fact.

               (i) In furtherance of the Stockholder's agreement in Section 1(a) above, but subject to Section 1(b)(ii) below, the Stockholder hereby appoints Parent and Parent's designees, and each of them individually, as the Stockholder's proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of the Stockholder, to vote all Stockholder Shares owned by the Stockholder (at any meeting of stockholders of the Company however called or any adjournment thereof), or to execute one or more written consents in respect of such Stockholder Shares, for the following limited, and for no other, purposes: (A) in favor of the adoption of the Merger Agreement and the approval of the transactions contemplated thereby;
          (B) against any action or agreement that would result in a breach of any representation, warranty, covenant, agreement or other obligation of the Company in the Merger Agreement; (C) against any Acquisition Proposal and (D) against any agreement, amendment of the Company Charter Documents or other action that is intended or could reasonably be expected to prevent, impede, interfere with, delay, postpone or discourage the consummation of the Merger.

               (ii) Such proxy granted  pursuant to Section  1(b)(i) above shall
          (A) be valid and irrevocable until the termination of this Agreement in accordance with Section 4 hereof and (B) automatically terminate upon the termination of this Agreement in accordance with Section 4 hereof. The Stockholder represents that any and all other proxies heretofore given in respect of Stockholder Shares owned by the Stockholder are revocable, and that such other proxies have been revoked.

               (iii) The Stockholder  affirms that the proxy granted pursuant to
          Section 1(b)(i) above is: (A) given (x) in connection with the execution of the Merger Agreement and (y) to secure the performance of the Stockholder's duties under this Agreement, (B) coupled with an interest and may not be revoked except as otherwise provided in this Agreement and (C) intended to be irrevocable prior to termination of this Agreement in accordance with the provisions of Section 212(e) of the DGCL.

          (c) Restriction on Transfer; Proxies; Non-Interference; etc. From the date hereof until any termination of this Agreement in accordance with its terms, the Stockholder shall not (i) sell, transfer (including by operation of law), give, pledge, encumber, assign or otherwise dispose of (collectively, "Transfer"), or enter into any contract, option or other arrangement (including any profit sharing arrangement) or understanding with respect to the Transfer of, any Stockholder Shares owned by the Stockholder (or any interest therein), (ii) deposit any Stockholder Shares owned by the Stockholder into a voting trust or grant any proxies or enter into a voting agreement, power of attorney or voting trust with respect to any Stockholder Shares, (iii) commit to do any of the foregoing or (iv) take any action that would make any representation or warranty of the Stockholder set forth in this Agreement untrue or incorrect in any material respect or have the effect of preventing, disabling or delaying the Stockholder from performing any of its obligations under this Agreement.

          (d) Legending of Stockholder Shares. If so requested by Parent, at Parent's sole cost, the Stockholder agrees that the certificates representing Stockholder Shares owned by the Stockholder shall bear a legend stating that such Stockholder Shares are subject to this Agreement and to an irrevocable proxy.

          (e) No Solicitation. The Stockholder shall, and shall cause its subsidiaries and its subsidiaries' respective directors, officers, employees, investment bankers, financial advisors, attorneys, accountants, agents and other representatives (collectively, "Stockholder Representatives") to, immediately cease any existing discussions or negotiations, if any, with any Person that may be ongoing with respect to an Acquisition Proposal. The Stockholder shall not, and shall not authorize or permit any Stockholder Representative to, directly or indirectly, (i) solicit, initiate or knowingly facilitate or encourage an Acquisition Proposal or any proposal that is reasonably likely to lead to an Acquisition Proposal, (ii) furnish or disclose to any Person non-public information with respect to or in furtherance of an Acquisition Proposal,
     (iii) negotiate or engage in discussions with any Person with respect to or in furtherance of an Acquisition Proposal or (iv) enter into any agreement (whether or not binding) or agreement in principle with respect to an Acquisition Proposal. In addition, from the date hereof until any termination of this Agreement in accordance with its terms, the Stockholder shall promptly advise Parent, orally and in writing, and in no event later than the later of 48 hours or one Business Day after receipt, if any proposal, offer, inquiry or other contact is initially received by, any information is initially requested from, or any discussions or negotiations are sought to be initiated or continued with, the Stockholder in respect of any Acquisition Proposal, and shall, in any such notice to Parent, indicate the identity of the Person making such proposal, offer, inquiry or other contact and the material terms and conditions of any proposals or offers or the nature of any inquiries or contacts (and shall include with such notice copies of any written materials received from or on behalf of such Person relating to such proposal, offer, inquiry or request), and thereafter shall keep Parent fully informed of all material developments affecting the status and material terms of any such proposals, offers, inquiries or requests (and the Stockholder shall provide Parent with written materials received by the Stockholder that set forth the terms of such proposals, offers, inquiries or requests). As used in this paragraph, "affiliates" of the Stockholder shall not include the Company and its subsidiaries. Notwithstanding anything to the contrary in this Section 1(e), if and to the extent that, pursuant to the terms of the Merger Agreement, the Company is permitted to and is providing (or has provided) information to and is permitted to and is engaging in (or has engaged in) substantive discussions and negotiations with any Person regarding an Acquisition Proposal, then the Stockholder and Stockholder Representatives may provide information to, engage in substantive discussions and negotiations with, and provide draft documents and agreements to and exchange the same with, such Person and its representatives, provided, that, prior to the termination of this Agreement, the Stockholder may not enter into any agreement (except for a customary confidentiality agreement) with such Persons relating to the Merger Agreement or the transactions contemplated thereby, other than agreements entered into substantially contemporaneously with termination of this Agreement pursuant to a termination of the Merger Agreement under
     Section 9.1(h) thereof.

          (f) Certain Actions. Until the earlier of (i) the termination of the Merger Agreement pursuant to its terms and (ii) the Effective Time, the Stockholder shall at the request of Parent and without further consideration, execute and deliver such additional documents and make such filings as may be reasonably required to consummate and make effective, the Merger and the transactions contemplated by this Agreement. The Stockholder shall not issue any press release or make any other public statement with respect to this Agreement, the Merger Agreement or any of the transactions contemplated thereby without the prior written consent of Parent, except as may be required by any law, judgment, writ or injunction of any Governmental Entity applicable to such Stockholder.

          (g) Approval of Board Action; Appraisal Rights. The Stockholder hereby consents to and approves the actions taken by the Company Board of the Company in approving the Merger Agreement, the transactions contemplated thereby and this Agreement. The Stockholder hereby waives, and agrees not to exercise or assert, any appraisal or similar rights under Section 262 of the DGCL or other applicable law in connection with the Merger.

          (h) The Stockholder hereby waives any termination right it has or may have by reason of the execution of the Merger Agreement or the consummation of the Merger and the other transactions contemplated thereby under or in respect of that certain Website Services Agreement, entered into as of July 1, 2004, by and between the Company and the Stockholder (the "Website Services Agreement"), provided that the parties hereto agree that such Website Services Agreement automatically shall terminate on and be of no further force and effect from and after the date that is six months following the date on which the Effective Time occurs.

     2. Representations and Warranties of Stockholders. The Stockholder hereby represents and warrants to Parent, severally and not jointly, as follows:

          (a) Authority. The Stockholder has all necessary power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance by the Stockholder of this Agreement, and the consummation of the transactions contemplated hereby, have been duly authorized and approved by all necessary action on the part of the Stockholder and no further action on the part of the Stockholder or any other Person is necessary to authorize the execution, delivery and performance by the Stockholder of this Agreement and the consummation by the Stockholder of the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Stockholder and, assuming due and valid authorization, execution and delivery hereof by Parent, constitutes a valid and binding obligation of the Stockholder, enforceable against the Stockholder in accordance with its terms, subject to the Bankruptcy and Equity Exceptions.

          (b) Consents and Approvals; No Violations. Except for filings under the Exchange Act, to the Stockholder's knowledge, no consents or approvals of, or filings, declarations or registrations with, any Governmental Entity are necessary for the consummation by the Stockholder of the transactions contemplated by this Agreement, other than such other consents, approvals, filings, declarations or registrations that, if not obtained, made or given, would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the performance by the Stockholder of any of its obligations under this Agreement. Neither the execution and delivery of this Agreement by the Stockholder, nor the consummation by the Stockholder of the transactions contemplated hereby, nor compliance by the Stockholder with any of the terms or provisions hereof, will, (A) conflict with or violate any provision of any certificate of incorporation, by law or any other constituent document that may be applicable to the Stockholder, (B) any agreement to which the Stockholder is a party or (C) (x) violate any judgment or injunction of any Governmental Entity applicable to the
     Stockholder (or any of its properties or assets) or any law, or (y) violate, conflict with, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under or result in the creation of any Lien upon any of the properties or assets of, the Stockholder under, any of the terms, conditions or provisions of any agreement or other instrument or obligation to which the Stockholder is a party, or by which it or any of its properties or assets may be bound or affected, except for such violations, conflicts, losses, defaults, terminations, cancellations, accelerations or Liens as would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the performance by the Stockholder of any of its obligations under this Agreement.

          (c) Ownership of Shares. The Stockholder owns, beneficially and of record, all of the Stockholder Shares set forth opposite the Stockholder's name on Schedule A hereto. The Stockholder owns all of its Stockholder Shares free and clear of any proxy, voting restriction, adverse claim or other Lien (other than (i) the Amended and Restated Stockholders Agreement, dated as of June 20, 2001, between the Company and the Stockholder and (ii) proxies and restrictions in favor of Parent pursuant to this Agreement and except for such transfer restrictions of general applicability as may be provided under the Securities Act and the "blue sky" laws of the various States of the United States). Without limiting the foregoing, except for proxies and restrictions in favor of Parent pursuant to this Agreement and except for such transfer restrictions of general applicability as may be provided under the Securities Act and the "blue sky" laws of the various States of the United States, the Stockholder has sole voting power and sole power of disposition with respect to all of its Stockholder Shares, with no restrictions on the Stockholder's rights of voting or disposition pertaining thereto and no Person other than the Stockholder has any right to direct or approve the voting or disposition of any of its Stockholder Shares. As of the date hereof, the Stockholder does not own, beneficially or of record, any securities of the Company other than the number of shares which constitute Stockholder Shares.

          (d) Brokers. No broker, investment banker, financial advisor or other Person is entitled to any broker's, finder's, financial advisor's or other similar fee or commission that is payable by the Company, Parent or any of their respective subsidiaries in connection with the transactions contemplated by the Merger Agreement based upon arrangements made by or on behalf of the Stockholder.

     3. Representations and Warranties of Parent and Merger Sub. Parent hereby represents and warrants to the Stockholder as follows:

          (a)   Organization,   Standing  and  Corporate  Power.   Parent  is  a
     corporation duly organized, validly existing and in good standing under the laws of the State of Delaware

          (b) Authority; Noncontravention. (1) Parent has all necessary corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance by Parent of this Agreement, and the consummation by Parent of the transactions contemplated hereby, have been duly authorized and approved by its Board of Directors and no other corporate action on the part of Parent is necessary to authorize the execution, delivery and performance by Parent of this Agreement and the consummation by it of the transactions contemplated hereby. This Agreement has been duly executed and delivered by Parent and, assuming due authorization, execution and delivery hereof by such Stockholder, constitutes a legal, valid and binding obligation of Parent, enforceable against it in accordance with its terms, subject to the Bankruptcy and Equity Exceptions. (2) Neither the execution and delivery of this Agreement by Parent, nor the consummation by Parent of the transactions contemplated hereby, nor compliance by Parent with any of the terms or provisions hereof, will (i) conflict with or violate any provision of the certificate of incorporation or bylaws of Parent or (ii) assuming that the authorizations, consents and approvals referred to in Section 3(c) are obtained and the filings referred to in Section 3(c) are made, (x) violate any law, judgment, writ or injunction of any Governmental Entity applicable to Parent or any of its Subsidiaries or any of their respective properties or assets, or (y) violate, conflict with, result in the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the properties or assets of, Parent or any of its Subsidiaries under, any of the terms, conditions or provisions of any contract to which Parent or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected except, in the case of clause (ii), for such violations, conflicts, losses, defaults, terminations, cancellations, accelerations or Liens as, individually or in the aggregate, would not reasonably be expected to prevent or materially delay the ability of Parent to consummate the transactions contemplated hereby).

          (c) Governmental Approvals. Except for filings required under the Exchange Act, no filings, declarations or registrations with, any Governmental Entity are necessary for the execution and delivery of this Agreement by Parent, other than such other consents, approvals, filings, declarations or registrations that, if not obtained, made or given, would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

     4. Termination. This Agreement shall terminate on the first to occur of (a) the termination of the Merger Agreement in accordance with its terms and (b) the Effective Time. Notwithstanding the foregoing, (i) nothing herein shall relieve any party from liability for breach of this Agreement and (ii) the provisions of this Section 4, Section 5, paragraphs (c) and (d) of Section 2 and paragraph (h) of Section 1 hereof shall survive any termination of this Agreement.

     5. Miscellaneous.

          (a) Action in Stockholder Capacity Only. The parties acknowledge that this Agreement is entered into by the Stockholder in its capacity as an owner of Stockholder Shares and that nothing in this Agreement shall in any way restrict or limit any representative of the Stockholder that also is a director of the Company from taking any action in his capacity as a director of the Company that is necessary for him to comply with his fiduciary duties as a director of the Company, including, without limitation, participating in his capacity as a director of the Company in any discussions, negotiations or votes in accordance with Section 7.7 of the Merger Agreement.

          (b) Expenses. Except as otherwise expressly provided in this Agreement, all costs and expenses incurred in connection with the transactions contemplated by this Agreement shall be paid by the party incurring such costs and expenses.

          (c) Additional Shares. Until any termination of this Agreement in accordance with its terms, the Stockholder shall promptly notify Parent of the number of shares of Company Common Stock, if any, as to which the Stockholder acquires record or beneficial ownership after the date hereof. Any shares of Company Common Stock as to which the Stockholder acquires record or beneficial ownership after the date hereof and prior to termination of this Agreement shall be Stockholder Shares for purposes of this Agreement. Without limiting the foregoing, in the event of any stock split, stock dividend or other change in the capital structure of the Company affecting the Company Common Stock, the number of shares of Company Common Stock constituting Stockholder Shares shall be adjusted appropriately and this Agreement and the obligations hereunder shall attach to any additional shares of Company Common Stock or other voting securities of the Company issued to the Stockholder in connection therewith.

          (d)  Definition  of  "Beneficial  Ownership".  For  purposes  of  this
     Agreement, "beneficial ownership" with respect to (or to "own beneficially") any securities shall mean having "beneficial ownership" of such securities (as determined pursuant to Rule 13d-3 under the Exchange
     Act), including pursuant to any agreement, arrangement or understanding, whether or not in writing.

          (e) Entire Agreement; No Third Party Beneficiaries. This Agreement constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof. This Agreement is not intended to and shall not confer upon any Person other than the parties hereto any rights hereunder.

          (f) Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Any purported assignment not permitted under this Section shall be null and void.

          (g) Amendments; Waiver. This Agreement may not be amended or supplemented, except by a written agreement executed by the parties hereto. Any party to this Agreement may (A) waive any inaccuracies in the representations and warranties of any other party hereto or extend the time for the performance of any of the obligations or acts of any other party hereto or (B) waive compliance by the other party with any of the agreements contained herein. Notwithstanding the foregoing, no failure or delay by Parent in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

          (h) Severability. If any term or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

          (i) Counterparts. This Agreement may be executed in two or more separate counterparts, each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. This Agreement shall become effective when each party hereto shall have received counterparts hereof signed by the other parties hereto.

          (j) Descriptive Headings. Headings of Sections and subsections of this Agreement are for convenience of the parties only, and shall be given no substantive or interpretive effect whatsoever.

          (k) Notices. All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission) and shall be given,

                  if to Parent, to:

                           NBC Universal, Inc.
                           30 Rockefeller Plaza
                           New York, NY 10112
                           Attention: General Counsel
                           Facsimile: (212) 664-2147


                  with a copy (which shall not constitute notice) to:


                           Weil, Gotshal & Manges LLP
                           767 Fifth Avenue
                           New York, NY  10153
                           Attention: Raymond O. Gietz, Esq.
                           Facsimile: (212) 310-8007

                  if to Stockholder, to:

                           Hearst Communications, Inc.
                           959 Eighth Avenue
                           New York, NY 10019
                           Attention: General Counsel
                           Facsimile: (212) 649-2041


or such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5 P.M. in the place of receipt and such day is a business day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding business day in the place of receipt.

          (l) Drafting. The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

          (m) GOVERNING LAW; ENFORCEMENT; JURISDICTION; WAIVER OF JURY TRIAL.

               (i) THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE, APPLICABLE TO CONTRACTS EXECUTED IN AND TO BE PERFORMED ENTIRELY WITHIN THAT STATE.

               (ii) ALL ACTIONS AND PROCEEDINGS ARISING OUT OF OR RELATING TO THIS AGREEMENT SHALL BE HEARD AND DETERMINED IN THE DELAWARE COURT OF CHANCERY (AND IF THE DELAWARE COURT OF CHANCERY SHALL BE UNAVAILABLE, ANY COURT OF THE STATE OF DELAWARE OR THE UNITED STATES DISTRICT COURT FOR THE DISTRICT OF THE STATE OF DELAWARE), AND THE PARTIES HERETO HEREBY IRREVOCABLY SUBMIT TO THE EXCLUSIVE JURISDICTION OF SUCH COURTS (AND, IN THE CASE OF APPEALS, APPROPRIATE APPELLATE COURTS THEREFROM) IN ANY SUCH ACTION OR PROCEEDING AND IRREVOCABLY WAIVE THE DEFENSE OF AN INCONVENIENT FORUM TO THE MAINTENANCE OF ANY SUCH ACTION OR PROCEEDING. THE CONSENTS TO JURISDICTION SET FORTH IN THIS PARAGRAPH SHALL NOT CONSTITUTE GENERAL CONSENTS TO SERVICE OF PROCESS IN THE STATE OF DELAWARE AND SHALL HAVE NO EFFECT FOR ANY PURPOSE EXCEPT AS PROVIDED IN THIS PARAGRAPH AND SHALL NOT BE DEEMED TO CONFER RIGHTS ON ANY PERSON OR ENTITY OTHER THAN THE PARTIES HERETO. THE PARTIES HERETO AGREE THAT A FINAL JUDGMENT IN ANY SUCH ACTION OR PROCEEDING SHALL BE CONCLUSIVE AND MAY BE ENFORCED IN OTHER JURISDICTIONS BY SUIT ON THE JUDGMENT OR IN ANY OTHER MANNER PROVIDED BY APPLICABLE LAW.

               (iii) EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHTS TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT.

               (iv) THE PARTIES AGREE THAT IRREPARABLE DAMAGE WOULD OCCUR IN THE EVENT THAT ANY OF THE PROVISIONS OF THIS AGREEMENT WERE NOT PERFORMED IN ACCORDANCE WITH THEIR SPECIFIC TERMS OR WERE OTHERWISE BREACHED. IT IS ACCORDINGLY AGREED THAT THE PARTIES SHALL BE ENTITLED TO AN INJUNCTION OR INJUNCTIONS TO PREVENT BREACHES OF THIS AGREEMENT AND TO ENFORCE SPECIFICALLY THE TERMS AND PROVISIONS OF THIS AGREEMENT IN THE DELAWARE COURT OF CHANCERY (AND IF THE DELAWARE COURT OF CHANCERY SHALL BE UNAVAILABLE, ANY COURT OF THE STATE OF DELAWARE OR THE UNITED STATES DISTRICT COURT FOR THE DISTRICT OF THE STATE OF DELAWARE), WITHOUT BOND OR OTHER SECURITY BEING REQUIRED, THIS BEING IN ADDITION TO ANY OTHER REMEDY TO WHICH THEY ARE ENTITLED AT LAW OR IN EQUITY.

                            [Signature Page Follows]

         IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed as of the date first above written.


                                            NBC UNIVERSAL, INC.



                                            By:  /s/ Lynn A. Calpeter
                                                 ----------------------------
                                                  Name: Lynn A. Calpeter
                                                  Title: Chief Financial Officer


                                            HEARST COMMUNICATIONS, INC



                                            By:  /s/ James M. Asher
                                                 ----------------------------
                                                  Name: James M. Asher
                                                  Title: Senior Vice President

                                   SCHEDULE A

------------------------------------------------- ------------------------------
Stockholder                                             Number of Shares of
-----------                                             Company Common Stock
                                                         Beneficially Owned
                                                         ------------------
------------------------------------------------- ------------------------------
Hearst Communications, Inc.                                          18,184,653
------------------------------------------------- ------------------------------

------------------------------------------------- ------------------------------